MIND CTI Reports EPS of 6 Cents for the First Quarter of 2012

Cash Flow from Operating Activities of $1.58 Million

Yoqneam, Israel, May 9, 2012 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (enterprise call accounting) solutions, today announced results for its first quarter ended March 31, 2012.

The following will summarize our major achievements in the first quarter of 2012 as well as our business. Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

Financial Highlights

•	Revenues were $5.26 million, compared with $4.46 million in the first quarter of 2011.
•	Operating income was $1.14 million, or 21.6% of revenue, compared with $922 thousand in the first quarter of 2011.
•	Net income was $1.11 million or $0.06 per share, compared with $1.16 million in the first quarter of 2011.
•	Cash flow from operating activities was $1.58 million.
•	Two wins and multiple follow-on orders.

Cash Position and Annual Dividend Distribution

The cash position including available for sale securities was $17.3 million as of March 31, 2012.

As previously announced, based on our policy of annual dividend distribution, the Board declared on February 29, 2012 a cash dividend of $0.24 per share before withholding tax.

The record date was March 14, 2012 and the payment date was March 28, 2012. Tax was withheld at a rate of 25%.

The dividend declared and distributed was approximately $4.5 million – approximately $3.3 million that was paid to the shareholders in March 2012 and approximately $1.2 million was paid for the withholding tax to the Israeli Tax authority in April 2012.

Revenue Distribution for Q1 2012

Sales in the Americas represented 48.5% and sales in Europe represented 30.7% of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $4.19 million, while revenue from enterprise call accounting software was $1.07 million.

Revenue from licenses was $2.07 million, or 39.4% of total revenue, while revenue from maintenance and additional services was $3.19 million, or 60.6%.

New Wins & Follow-on Orders

A major win is with a provider of wireline and wireless services in the US region, operating both GSM and CDMA networks. MIND won last year’s tender for deployment of a complete prepaid platform based on our powerful real-time rating. This new win, following an additional tender is for a full end-to-end postpaid billing solution to support wireless, wireline and broadband services.

We have won a contract with Sapphire Networks, a leading provider of data and Internet solutions located in Gibraltar, specializing in high availability and quality services. MIND is providing them with a convergent Data and VOIP billing and customer care system. Sapphire Networks are primary provider to some of the world’s leading names in the online gaming and financial services industries, providing world-class enterprise services, designed in consultation with industry leaders to suit global companies operating out of Gibraltar. They also cater to residential and business customers and will soon offer a competitive suite of bundled solutions requiring innovative schemes to achieve further market penetration.

A significant additional win is at an existing valued customer in Turkey. Following the acquisition of two of our customers in Turkey by one major international carrier that plans to merge their entire operations, MIND was chosen to supply one consolidated platform in order to achieve operations efficiency. Since 2002, when we implemented our billing system for Voice over IP at this leading ISP in Turkey, it has been a loyal customer. In 2008 we enhanced our billing platform replacing the existing billing for Data and ISP services, enabling them to offer bundled packages targeting different market segments. The new upgrade to MINDBill’s latest version will also replace a niche solution still in use. The goal of this project is enabling the combined carrier to consolidate customer care, services and reporting for the entire revenue generated by the merged operations.

Monica Iancu, MIND CEO, commented: "We are excited to have a few customers going live in parallel and we are thrilled to be extremely busy with supporting our customers' growth along with fulfilling multiple ongoing pre-sales processes. At the same time, we are disappointed that, as previously announced, some maintenance agreements were not renewed and we expect that this will bear negative impact mainly on profitability in 2012."

New Chairman of the Board

MIND’s Annual General Meeting held on April 10th, 2012, resolved to reject the proposal to approve the continuing service of Monica Iancu as both Chief Executive Officer and Chairperson of the Board of Directors of the Company for an additional period of up to three years. This Resolution was rejected in the absence of the special majority required pursuant to Section 121 (c) of the Israeli Companies Law, 1999.

On May 8, 2012 the Board of Directors elected Mihail Rotenberg as our new Chairman of the Board.

Sales and Marketing Plans

Our marketing plans are focused on creating awareness, interest and preference for our products and services. We sometimes participate in industry trade shows, such as CTIA (Cellular Telecommunications and Internet Association), RCA (Rural Cellular Association) and NTCA (National Telecommunications Cooperative Association) in the US and MWC (Mobile World Congress) in Europe.

RCA is the premier association representing competitive wireless telecommunications providers across the United States, NTCA is the premier non-profit association representing over 570 small and rural telephone cooperatives and commercial companies, and CTIA Wireless is the premier marketplace for wireless, telecom and broadband. We believe that these three shows are the main places to meet our existing and future US and Central America customers.

MWC is a truly international mobile industry trade show for leaders in the mobile technology to gather, network, and conduct business. Mobile is enhancing and Mobile World Congress consistently brings together successful operators, companies and manufacturers and we believe it helps in creating awareness for the MIND brand.

We conduct our sales and marketing activities primarily communicating directly with the carrier as well as through marketing alliances with some equipment vendors and system integrators. These allies provide us with a global extension of our direct sales force and are an additional source of leads and referrals.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year ended
	ended March 31,		December 31,
	2012	2011	2011
	U.S. $ in thousands
	(except per share data)

Revenues	$5,261	$4,791	$19,245
Less: stock- based compensation granted to a customer	-	332	332
	5,261	4,459	18,913
Cost of revenues	2,002	1,390	6,476
Gross profit	3,259	3,069	12,437
Research and development expenses	1,198	1,219	4,673
Selling and marketing expenses	483	504	1,995
General and administrative expenses	442	424	1,834
Operating income	1,136	922	3,935
Financial income (expenses) - net	184	250	171
Income before taxes on income	1,320	1,172	4,106
Income tax expense (benefit)	210	10	(185)
Net income for the period	$1,110	$1,162	$4,291

Earning per ordinary share:
Basic and diluted	$0.06	$0.06	$0.23

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:

Basic	18,741	18,561	18,679

Diluted	18,759	18,741	18,803

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2012	2011
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$13,596	$13,866
Short term bank deposits	3,205	4,275
Available for sale securities	-	409
Accounts receivable:
Trade	2,753	1,763
Other	195	271
Prepaid expenses	116	51
Deferred cost of revenues	1,210	1,056
Deferred taxes	192	192
Inventory	29	29
Total current assets	21,296	21,912

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	487	473
Severance pay fund	1,283	1,213
Deferred cost of revenues	19	28
Deferred taxes	85	85
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	886	880
GOODWILL	5,430	5,430
Total assets	$29,486	$30,021

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$651	$749
Other	3,094	1,214
Deferred revenues	3,788	2,950
Total current liabilities	7,533	4,913
LONG TERM LIABILITIES :
Deferred revenues	555	633
Employee rights upon retirement	1,576	1,456
Total liabilities	9,664	7,002

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,825	30,309
Accumulated other comprehensive income	(1)	(70)
Differences from translation of foreign currency financial statements of a subsidiary	(1,069)	(1,149)
Treasury shares	(2,624)	(2,652)
Accumulated deficit	(2,363)	(3,473)
Total shareholders’ equity	19,822	23,019
Total liabilities and shareholders’ equity	$29,486	$30,021

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year ended
	ended March 31,		December 31,
	2012	2011	2011
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,110	$1,162	$4,291
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	71	75	295
Financial loss from available for sale securities	(4)	-	47
Deferred income taxes, net	-	-	(277)
Accrued severance pay	85	(47)	(138)
Capital gain on sale of property and equipment - net	(8)	(9)	(19)
Employees share-based compensation expenses	21	20	61
Stock- based compensation granted to a customer (deducted from revenues)	-	332	332
Realized loss on sale of available for sale securities	24	-	61
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(990)	80	(168)
Other	112	(36)	(167)
Decrease (increase) in prepaid expenses and deferred charges	(210)	4	(705)
Decrease in inventories	-	-	1
Increase (decrease) in accounts payable and accruals:
Trade	(99)	(10)	505
Other	705	103	(22)
Increase (decrease) in deferred revenues	758	(438)	288
Net cash provided by operating activities	1,575	1,236	4,385

Cash flows from investing activities:
Purchase of property and equipment	(85)	(78)	(401)
Purchase of available for sale securities	-	(2,005)	(2,505)
Sale of available for sale securities	444	-	1,445
Severance pay funds	(35)	100	191
Investment in short term bank deposits	-	-	(1,393)
Proceeds from short term bank deposits	1,083	150	-
Proceeds from sale of property and equipment	16	19	79
Net cash provided by (used in) investing activities	1,423	(1,814)	(2,584)
Cash flows from financing activities:
Employee stock options exercised and paid	28	248	399
Dividend paid (*)	(3,332)	(4,709)	(5,968)
Net cash used in financing activities	(3,304)	(4,461)	(5,569)
Translation adjustments on cash and Cash equivalents	36	71	52
Increase (decrease) in cash and cash equivalents	(270)	(4,968)	(3,716)
Balance of cash and cash equivalents at beginning
Of period	13,866	17,582	17,582
Balance of cash and cash equivalents at end of period	$13,596	$12,614	$13,866

(*) Non-cash financing activities:
Withholding tax payable from dividend paid	$(1,173)	$(1,259)	$-